                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2007


                        Commission File Number: 000-11743



                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)



                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X   Form 40-F
                                  ----          ----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X
                                     ----   ----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Announcement Regarding Share Repurchase Results through ToSTNeT-2            3

Signature                                                                    4

Exhibit Index                                                                5

Exhibit 1     Announcement Regarding Share Repurchase Results
              through ToSTNeT-2                                              6

        Announcement Regarding Share Repurchase Results through ToSTNeT-2

     On February 26, 2007, we announced the results of the repurchase of our stock. Attached as Exhibit 1 hereto is an English translation of the announcement.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             WACOAL HOLDINGS CORP.
                                             (Registrant)



                                         By: /s/ Ikuo Otani
                                             -------------------------------
                                             Ikuo Otani
                                             General Manager, Corporate Planning


Date: February 26, 2007

                                  EXHIBIT INDEX


                                                                           Page
                                                                           ----
Exhibit 1         Announcement Regarding Share Repurchase Results
                  through ToSTNeT-2                                         6

                                    EXHIBIT 1

                              (English Translation)

                                                               February 26, 2007

To whom it may concern:

                                 WACOAL HOLDINGS CORP.
                                 Yoshikata Tsukamoto, Representative Director
                                 (Code Number:  3591)
                                 (Tokyo Stock Exchange, First Section)
                                 (Osaka Securities Exchange, First Section)
                                 Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)


        Announcement Regarding Share Repurchase Results through ToSTNeT-2

     Wacoal Holdings Corp. (the "Company") has repurchased shares of its stock as previously announced on February 23, 2007. The result of such repurchase is detailed below.

                                      NOTE

-----------------------------------------------------------------------------------------------------
(1)  Reason for repurchase of shares:           To implement increased flexibility with respect to
                                                capital
-----------------------------------------------------------------------------------------------------
(2)  Type of shares repurchased:                Common stock
-----------------------------------------------------------------------------------------------------
(3)  Number of shares repurchased:              500,000 shares
-----------------------------------------------------------------------------------------------------
(4)  Purchase price:                            1,601 yen
-----------------------------------------------------------------------------------------------------
(5)  Aggregate acquisition price:               800,500,000 yen
-----------------------------------------------------------------------------------------------------
(6)  Date of repurchase:                        February 26, 2007
-----------------------------------------------------------------------------------------------------
(7)  Method of repurchase:                      Placement of purchase orders though ToSTNeT-2 (Tokyo
                                                Stock Exchange Trading Network System) (closing price
                                                orders) on the Tokyo Stock Exchange
-----------------------------------------------------------------------------------------------------
Note: Details of acquisition of Company's shares (as announced on February 23, 2007)

    - Type of shares to be acquired:              Common stock of the Company
    - Total number of shares to be acquired:      500,000 shares
    - Aggregate acquisition price:                800,500,000 yen
-----------------------------------------------------------------------------------------------------

                                                                         - End -